Exhibit 99.1

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2006, 2005, and 2004

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

Independent Auditors’ Report

The Board of Directors

Worthington Armstrong Venture:

We have audited the accompanying consolidated balance sheets of Worthington Armstrong Venture (a general partnership) (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Armstrong Venture as of December 31, 2006 and 2005, and the results of its operations and its cash flows in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 19, 2007

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2006 and 2005

(In thousands)

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$72,025	58,690
Accounts receivable, net	45,658	36,314
Inventory, net	38,979	29,447
Other current assets	1,067	1,090

Total current assets	157,729	125,541
Property, plant, and equipment, net	25,725	26,701
Goodwill and other intangibles, net	2,133	1,963
Other assets	288	1,674

Total assets	$185,875	155,879

Liabilities and Partners’ Equity
Current liabilities:
Accounts payable	$20,434	12,746
Accrued expenses	6,521	5,846
Taxes payable	1,897	510

Total current liabilities	28,852	19,102

Long-term liabilities:
Deferred income taxes	457	496
Other long-term liabilities	3,616	5,329

Total long-term liabilities	4,073	5,825

Total liabilities	32,925	24,927

Partners’ equity:
Contributed capital	22,638	22,638
Retained earnings	127,757	108,871
Accumulated other comprehensive income (loss)	2,555	(557)

Total partners’ equity	152,950	130,952

Total liabilities and partners’ equity	$185,875	155,879

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income

Years ended December 31, 2006, 2005, and 2004

(In thousands)

	2006	2005	2004
Net sales	$348,811	307,740	278,637
Cost of sales	(224,735)	(208,628)	(192,304)

Gross margin	124,076	99,112	86,333
Selling, general, and administrative expenses	(19,038)	(18,829)	(20,505)

	105,038	80,283	65,828
Other income, net	100	123	96
Interest income (expense), net	3,502	533	(444)

Income before income tax expense	108,640	80,939	65,480
Income tax expense	(3,754)	(2,299)	(2,329)

Net income	$104,886	78,640	63,151

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Equity

Years ended December 31, 2006, 2005, and 2004

(In thousands)

	Contributed capital			Accumulated other comprehensive income/(loss)
	Armstrong Ventures Inc.	Worthington Ventures Inc.	Retained earnings		Total partners’ equity	Comprehensive income
Balance, January 1, 2004	$12,925	9,713	33,080	1,578	57,296	44,513
Net income	—	—	63,151	—	63,151	63,151
Distributions	—	—	(20,000)	—	(20,000)	—
Additional minimum pension liability	—	—	—	(564)	(564)	(564)
Foreign currency translation adjustments	—	—	—	2,559	2,559	2,559

Balance, December 31, 2004	12,925	9,713	76,231	3,573	102,442	65,146

Net income	—	—	78,640	—	78,640	78,640
Distributions	—	—	(46,000)	—	(46,000)	—
Additional minimum pension liability	—	—	—	(153)	(153)	(153)
Foreign currency translation adjustments	—	—	—	(3,977)	(3,977)	(3,977)

Balance, December 31, 2005	12,925	9,713	108,871	(557)	130,952	74,510

Net income	—	—	104,886	—	104,886	104,886
Distributions	—	—	(86,000)	—	(86,000)	—
Reduction in minimum pension liability	—	—	—	40	40	40
Foreign currency translation adjustments	—	—	—	3,072	3,072	3,072

Balance, December 31, 2006	$12,925	9,713	127,757	2,555	152,950	107,998

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005, and 2004

(In thousands)

	2006	2005	2004
Cash flows from operating activities:
Net income	$104,886	78,640	63,151
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,367	5,087	5,177
Deferred income taxes	11	(433)	(171)
Change in accounts receivable	(7,768)	(1,457)	(7,466)
Change in inventory	(8,660)	10,549	(15,317)
Change in accounts payable and accrued expenses	7,258	(570)	5,841
Other	803	(1,054)	3,811

Net cash provided by operating activities	100,897	90,762	55,026

Cash flows from investing activities:
Purchases of property, plant, and equipment	(2,556)	(2,993)	(8,663)
Sale of property, plant, and equipment	13	44	23

Net cash used in investing activities	(2,543)	(2,949)	(8,640)

Cash flows from financing activities:
Reduction of long-term debt	—	(50,000)	—
Distributions paid	(86,000)	(46,000)	(20,000)

Net cash used in financing activities	(86,000)	(96,000)	(20,000)

Effect of exchange rate changes on cash and cash equivalents	981	(807)	1,061

Net increase (decrease) in cash and cash equivalents	13,335	(8,994)	27,447
Cash and cash equivalents at beginning of year	58,690	67,684	40,237

Cash and cash equivalents at end of year	$72,025	58,690	67,684

Supplemental disclosures:
Cash and cash equivalents paid for interest	$102	1,067	1,088
Cash and cash equivalents paid for income taxes	2,221	2,295	2,124

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2006, 2005, and 2004

(1)	Description of Business

Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries Inc., and Worthington Ventures, Inc. (Worthington), a subsidiary of Worthington Industries, Inc. Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has manufacturing plants located in the United States, France, Spain, the United Kingdom, and the Peoples Republic of China.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include management estimates and judgments, where appropriate. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment and goodwill; valuation allowances for receivables and inventories; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(b)	Consolidation Policy

The consolidated financial statements include the accounts of the Worthington Armstrong Venture and its subsidiaries. All significant intercompany transactions have been eliminated.

(c)	Revenue Recognition

The Company recognizes revenue from the sale of products and the related accounts receivable when title transfers, generally on the date of shipment. At the time of shipment the provision is made for estimated applicable discounts and losses and reduces revenue. Sales with independent U.S. distributors of certain products to major home center retailers are recorded when the products are shipped from the distributor’s locations to these retailers.

(d)	Advertising Costs

The Company recognizes advertising expenses as they are incurred. Advertising expense was $849,000, $812,000, and $837,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

(e)	Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $1,833,000, $1,683,000, and $1,459,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

(f)	Taxes

The Company is a general partnership in the United States, and accordingly, all U.S. federal and state income taxes are the responsibility of the two general partners. Deferred income tax assets and liabilities are recognized for foreign subsidiaries for taxes estimated to be payable in future years based upon differences between financial reporting and tax bases of assets and liabilities.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2006, 2005, and 2004

Deferred tax assets and liabilities are determined using enacted rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled.

(g)	Cash and Cash Equivalents

Short-term cash investments that have maturities of three months or less when purchased are considered to be cash equivalents.

(h)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(i)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

(j)	Long-Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight-line basis using the half-year convention method over the useful lives as follows: buildings , 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an indicator of impairment is present the asset is reduced to fair value.

(k)	Goodwill and Other Intangibles

Goodwill is tested for impairment at least annually. Intangible assets with determinable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for impairment. The impairment tests performed in 2006, 2005, and 2004 did not result in an impairment of the Company’s goodwill.

(l)	Foreign Currency Translation and Transactions

For subsidiaries with functional currencies other than the U.S. dollar, income statement items are translated into dollars at average exchange rates throughout the year and balance sheet items are translated at year-end exchange rates. Gains or losses on foreign currency transactions are recognized in other income, net in the accompanying consolidated statements of income.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2006, 2005, and 2004

(m)	Reclassifications

Certain prior year amounts have been reclassified to conform to 2006 presentation.

(3)	Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $346,000 and $685,000 at December 31, 2006 and 2005, respectively.

(4)	Inventory

	2006	2005
	(In thousands)
Finished goods	$15,853	13,085
Goods in process	53	127
Raw materials	19,773	13,207
Supplies	3,300	3,028

Total inventories	$38,979	29,447

(5)	Property, Plant, and Equipment

	2006	2005
	(In thousands)
Land	$1,334	1,273
Buildings	13,425	12,843
Machinery and equipment	62,796	59,103
Construction in process	1,372	945

	78,927	74,164
Accumulated depreciation	(53,202)	(47,463)

Total property, plant, and equipment, net	$25,725	26,701

Depreciation expense was $4,324,000, $5,017,000, and $5,115,000 in 2006, 2005, and 2004, respectively.

(6)	Goodwill and Other Intangibles

Goodwill increased or (decreased) by $189,000, $(257,000), and $167,000 during 2006, 2005, and 2004, respectively, due to foreign currency translation.

(7)	Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the short-term maturity of these instruments.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2006, 2005, and 2004

(8)	Debt

There was no outstanding debt at December 31, 2006 and 2005. In September 2005, the Company paid off its $50 million Term Loan and established a $50 million Revolving Line of Credit with PNC Bank. The length of the credit agreement is five years ending in September 2010. The Company had pledged a security interest in its assets as collateral for the credit line. The security interest was terminated on November 16, 2006. The credit agreement contains restrictive financial covenants regarding interest coverage, leverage ratios, and dividend restrictions. The Company was in compliance with the covenants as of December 31, 2006 and 2005. As of December 31, 2006 and 2005, there were no advances against the credit line or liabilities recorded on the Company’s books.

(9)	Pension Benefit Programs

The Company has a defined benefit pension plan for eligible hourly employees in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East coast operations, which eliminated the expected future years of service for participants in the plan (note 15). The curtailment event resulted in additional expense recognition of the remaining unrecognized prior service cost of $937,000 in 2004. The Company also contributes to the Worthington defined contribution pension plan for all other eligible U.S. employees. Cost for this plan was $836,000, $658,000, and $630,000 for 2006, 2005, and 2004, respectively. The Company also contributes to government-related pension programs in a number of foreign countries. The cost for these plans amounted to $184,000, $155,000, and $154,000 for 2006, 2005, and 2004, respectively.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability on its balance sheet.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2006 and 2005:

	2006	2005
	(In thousands)
Benefit obligation at December 31	$8,999	8,762
Fair value of plan assets as of December 31	7,784	7,637

Funded status at end of year	$(1,215)	(1,125)

Amounts recognized in the balance sheets consist of:
Noncurrent assets	$—	1,323
Noncurrent liabilities	(1,215)	(2,448)
Accumulated other comprehensive income	2,408	2,448

Net amount recognized	$1,193	1,323

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2006, 2005, and 2004

Amounts recognized in accumulated other comprehensive income consist of:

	2006	2005
	(In thousands)
Minimum pension liability	$—	(2,448)
Net actuarial loss	(2,408)	—

	$(2,408)	(2,448)

The accumulated benefit obligation for the pension plan was $8,999,000 and $8,762,000 at December 31, 2006 and 2005, respectively. Net periodic benefit cost (benefit) recognized in 2006 and 2005 was $130,000 and $(22,000), respectively.

Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income in 2006 and 2005 are as follows:

	2006	2005
	(In thousands)
Adjustment to minimum liability	$(40)	153
Net actuarial loss	(2,408)	—
Elimination of minimum liability	2,408	—

Total recognized in accumulated other comprehensive income	$(40)	153

Total recognized in net periodic benefit cost and accumulated other comprehensive income	$90	131

The net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $140,000.

Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2006 and 2005 are as follows:

	2006	2005
Weighted average assumptions for year ended December 31:
Discount rate	5.25%	5.75%
Rate of compensation increase	N/A	N/A
Expected long-term rate of return on plan assets	8.00%	8.00%
Weighted average assumptions as of December 31:
Discount rate	5.75%	5.50%
Rate of compensation increase	N/A	N/A

The Company’s overall expected long-term rate of return on plan assets is 8%. In developing the 8% expected long-term rate of return assumption, the Company considered its historical compounded return and reviewed asset class return expectations and long-term inflation assumptions.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2006, 2005, and 2004

The primary investment objective of the defined benefit pension plan is to achieve long-term growth of capital in excess of 8% annually, exclusive of contributions or withdrawals. This objective is to be achieved through a balanced portfolio comprised of equities, fixed income, and cash investments.

Each asset class utilized by the defined benefit pension plan has a targeted percentage. The following table shows the asset allocation target and the December 31, 2006 and 2005 position:

		Position at December 31
	Target weight	2006	2005
Equity securities	65%	69%	71%
Fixed income securities	35	28	26
Cash and equivalents	—	3	3

The Company made no contributions to the U.S. defined benefit pension plan in 2006 and does not expect to contribute to the plan in 2007.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the following table (in thousands):

Expected future payments for period ending December 31:
2007	$563
2008	554
2009	545
2010	558
2011	567
2012-2016	2,852

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2006.

(10)	Income Taxes

The Company is a general partnership in the United States, and accordingly, all U.S. federal and state income taxes are the responsibility of the two general partners. Therefore, no income tax provision has been recorded on U.S. income. There are no significant differences between the statutory income tax rates in foreign countries where the Company operates and the income tax provision recorded in the income statements. No deferred taxes, including withholding taxes, have been provided on the unremitted earnings of foreign subsidiaries as the Company’s intention is to invest these earnings permanently.

Deferred tax balances recorded on the balance sheets relate primarily to depreciation and accrued expenses. In 2006, the provision for income tax expense (benefit) was $3,754,000 comprising $3,856,000 current and $(102,000) deferred. In 2005, the provision for income tax expense (benefit) was $2,299,000 comprising $2,338,000 current and $(39,000) deferred. In 2004, the provision for income tax expense (benefit) was $2,329,000 comprising $2,437,000 current and $(108,000) deferred.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2006, 2005, and 2004

(11)	Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Rent expense during 2006, 2005, and 2004 amounted to $2,337,000, $2,869,000, and $2,756,000, respectively. Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows (in thousands):

Year:
2007	$2,465
2008	2,438
2009	2,231
2010	2,128
2011	2,014
Thereafter	6,703

Total	$17,979

(12)	Comprehensive Income

The accumulated balances for other comprehensive income are as follows:

	2006	2005
	(In thousands)
Foreign currency items	$4,963	1,891
Minimum pension liability	—	(2,448)
Pension plan	(2,408)	—

Total accumulated comprehensive income	$2,555	(557)

(13)	Related Parties

Armstrong provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. In 2006, 2005, and 2004, the Company paid $13,706,000, $13,027,000, and $11,765,000 for these services, respectively. No amounts were owed to Armstrong as of December 31, 2006, 2005, or 2004. Armstrong owed the Company $4,742,000, $4,437,000, and $3,952,000 for product purchases for the same periods, respectively. Armstrong purchases grid products from the Company, which are then resold along with Armstrong inventory to the customer. The total amount of sales to Armstrong was approximately $75,854,000, $67,860,000, and $59,952,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

Worthington provides certain administrative processing services and insurance-related coverages to the Company for which it receives reimbursement. In 2006, 2005, and 2004, the Company paid $1,079,000, $555,000, and $1,163,000 for these services, respectively. The Company purchased $3,646,000, $5,039,000, and $11,102,000 of raw materials from Worthington and related companies in 2006, 2005, and 2004, respectively. The Company owed $636,000, $590,000, and $2,022,000 to Worthington as of December 31, 2006, 2005, and 2004, respectively.

(Continued)

On December 6, 2000, Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. The Company was not part of this filing. Armstrong emerged from Chapter 11 on October 2, 2006. This event had no significant effect on the Company’s consolidated financial condition, liquidity, or results of operations.

(14)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(15)	Plant Consolidation

In 2004, the Company consolidated its East coast manufacturing operations from facilities located in Malvern, Pennsylvania, and Sparrow’s Point, Maryland, into one facility located in Aberdeen, Maryland. In connection with this, approximately 127 employees were provided severance benefits. The total expense recorded as a result of the consolidation was $4.3 million. These costs included severance, employee and equipment relocation, pension curtailment, and other miscellaneous expense. All costs have been expensed in 2004 in cost of sales in the accompanying consolidated statements of income.

(16)	Subsequent Events

On February 27, 2007, the Company borrowed $50 million on its Revolving Line of Credit with PNC Bank. The Company issued a $100 million dividend the same day, with $50 million being distributed to each of the general partners.